Exhibit (a)(5)(A)

L Catterton and Thorne HealthTech, Inc. Announce Expiration of Tender Offer

NEW YORK, Oct. 13, 2023 — L Catterton and Thorne HealthTech, Inc. (“Thorne”) (NASDAQ: THRN) today announced that the tender offer to purchase all of the issued and outstanding shares of Thorne’s common stock (“Shares”) for $10.20 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer”), expired as scheduled at one minute past 11:59 p.m., Eastern Time, on October 12, 2023 and was not extended (such date and time, the “Expiration Time”).

Computershare Trust Company, N.A., the depositary and paying agent for the Offer, has advised L Catterton that, as of the Expiration Time, 52,596,517 Shares were validly tendered and not validly withdrawn in the Offer, representing 97.3% of the issued and outstanding Shares as of the Expiration Time. Accordingly, all conditions to the Offer have been satisfied. L Catterton and its affiliate, Healthspan Merger Sub, Inc. (“Purchaser”), will promptly accept for payment, and will promptly pay for, all Shares validly tendered and not validly withdrawn in the Offer.

The parties expect to consummate the acquisition on October 16, 2023, in accordance with, and subject to the terms of, the definitive agreement for the proposed acquisition.

Advisors

BofA Securities served as financial advisor and Kirkland & Ellis LLP served as legal advisor to L Catterton. CG Sawaya Partners (operating under Canaccord Genuity) served as exclusive financial advisor and Wilson Sonsini Goodrich & Rosati served as legal advisor to Thorne and Thorne’s Special Committee of the Board of Directors.

About L Catterton

L Catterton is a market-leading consumer-focused investment firm, managing approximately $34 billion of equity capital and three multi-product platforms: private equity, credit, and real estate. Leveraging deep category insight, operational excellence, and a broad network of strategic relationships, L Catterton’s team of more than 200 investment and operating professionals across 17 offices partners with management teams to drive differentiated value creation across its portfolio. Founded in 1989, the firm has made over 250 investments in some of the world’s most iconic consumer brands. For more information about L Catterton, please visit www.lcatterton.com.

About Thorne HealthTech, Inc.

Thorne is a leader in developing innovative solutions for delivering personalized approaches to health and wellness. As a science-driven wellness company that empowers individuals with the support, education, and solutions they need to achieve healthy aging – living healthier longer – Thorne utilizes testing and data to create improved product efficacy and to deliver personalized solutions to consumers, health professionals, and corporations. Predicated on the power of the individual, Thorne leverages artificial intelligence models to provide insights and personalized data, products, and services that help individuals take a proactive and actionable approach to improve and maintain their health over a lifetime. Thorne is the only supplement manufacturer that collaborates with Mayo Clinic on health and wellness research and content and is trusted by more than five million customers, 47,000+ health-care professionals, thousands of professional athletes, more than 100 professional sports teams, and multiple U.S. National Teams. For more information, visit www.thorne.com.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that affiliates of L Catterton, including Purchaser, filed with the U.S. Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy outstanding Shares of Thorne was only made pursuant to the tender offer materials that affiliates of L Catterton, including Purchaser, filed with the SEC. The tender offer materials are available for free on the SEC’s website at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking statements. All statements other than statements of historical facts contained in this communication are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this communication include, but are not limited to, statements regarding Thorne’s pending acquisition by affiliates of L Catterton (the “Transaction”), including the expected timing of the closing of the Transaction. These forward-looking statements involve risks and uncertainties. If any of these risks or uncertainties materialize, or if any assumptions prove incorrect, actual results could differ materially from the results expressed or implied by these forward-looking statements. These risks and uncertainties include risks associated with potential litigation relating to the Transaction; uncertainties as to the timing of the consummation of the Transaction and the ability of each party to consummate the Transaction; and the risks and uncertainties described in the section titled “Risk Factors” and elsewhere in Thorne’s filings made with the SEC, including its Annual Report on Form 10-K filed on March 31, 2023, and its subsequent Quarterly Reports on Form 10-Q and other SEC filings, copies of which are available free of charge on the SEC’s website at www.sec.gov. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. All forward-looking statements in this communication are based on information available as of the date of this communication, and neither L Catterton nor Thorne assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date of this communication, except as required by law.

Contacts:

L Catterton:

Julie Hamilton

Julie.hamilton@lcatterton.com

Thorne:

Jordan Fisher

Jordan.Fisher@edelmansmithfield.com